EXHIBIT C

                                       TO

            AMENDED DISCLOSURE STATEMENT WITH RESPECT TO AMENDED PLAN
                     OF REORGANIZATION OF HOME HOLDINGS INC.

                              LIQUIDATION ANALYSIS

                                                                       Exhibit C

                               HOME HOLDINGS INC.
                              LIQUIDATION ANALYSIS
                             As of January 15, 1998

      REM has prepared this liquidation analysis (the "Liquidation Analysis") to help holders of Claims decide whether to accept or reject the Plan. The Liquidation Analysis indicates the values which may be obtained by Classes of Claims if assets of Home Holdings are sold, pursuant to a Chapter 7 liquidation, as an alternative to continued operation of the business and payments under a plan of reorganization. The Liquidation Analysis is based on the assumptions discussed below. All capitalized terms not defined in this exhibit have the same meanings ascribed to them in the Disclosure Statement to which this exhibit is attached.

                                                                       Estimated Liquidation
        Assets                          Recorded Amount   Recovery %          Value
        ------                          ---------------   ----------   ---------------------
Cash                                            741,336         100%                 741,336
Debt Issue Expense                            1,686,866           0%                       0

Investments In Subsidiaries (Note 1)
  Sterling Forest                             2,000,000         100%               2,000,000
  Maiden Lane Realty                              6,640         100%                   6,640
  Home Group Funding Corp.                        1,000         100%                   1,000
  Home Group Financial Services                     100         100%                     100
  The Home Insurance Company (Note 3)                --         100%                      --
                                              ---------                            ---------
        Total Investment In Subsidiaries      2,007,740                            2,007,740

Judgments In Favor Of The Debtor                 78,956                                    0
                                              ---------     -------                ---------
               Total                          4,514,898                            2,749,076
                                              =========     =======                =========

Estimated Liquidation Value Per Page 1                                2,749,076
                                                                      ---------

               To Be Distributed To
Secured Claims                                                                0
                                                                      ---------

Balance available                                                     2,749,076

Chapter 7 Estate Expenses
 Chapter 7 Trustee Commission
  First                                5,000          25%                -1,250
  Next                                45,000          10%                -4,500
  Next                               950,000           5%               -47,500
Amount In Excess Of                1,000,000           3%               -52,472

 Estimated Chapter 7 Costs                                              -25,000
                                                                      ---------
                        Total Chapter 7 Costs                          -130,722

                                                                      ---------
Available For Distribution To Unsecured Creditors                     2,618,354
  Priority Claims                                                             0
                                                                      ---------
Balance Available For Distribution To Unsecured Creditors             2,618,354
                                                                      =========

                                                       Estimated
                                                       Allowable      Estimated
Unsecured Creditors                                      Claim      Distribution
-------------------                                    ---------    ------------

Priority Creditors                                              0             0

General Unsecured Creditors (Note 4)                  638,662,068     2,618,354

Contingent Liquidated Liabilities                               0             0
   General Electric Capital Corporation (Note 4)
   Pension Benefit Guaranty Corporation (Note 4)               --            --

Subordinated Claims (Note 2)                                4,568             0
  Sterling Forest


Contingent Unliquidated Liabilities (Note 4)                                  0
                                                                    -----------
                                                   0
    Total Distribution To Unsecured Creditors                         2,618,354
                                                                    ===========


               Percentage Dividend To
Priority Creditors                                                       0.000%
General Unsecured Creditors                                              0.410%
Subordinated Claims (Note 2)                                             0.000%
Contingent Unliquidated Liabilities (Note 4)                             0.000%
Contingent Liquidated Liabilities (Note 4)                               0.000%

                               Home Holdings Inc.
                          Notes to Liquidation Analysis
                             As of January 15, 1998

Note 1-Investments In Subsidiaries

The estimated liquidation values of the Debtor's investments in its subsidiaries are based on the estimated values of each subsidiary's assets less each subsidiary's outstanding liabilities. The following table summarizes each subsidiary's financial position as of January 15, 1998:

                                                            Home       Home
                                  Sterling                  Group      Group
                                    Forest   Maiden Lane   Funding   Financial
Assets                                 LLC     Realty       Corp.     Services
------                          ----------   -----------   -------   ---------

Land                            22,562,682             0         0           0
Accounts
   Receivable                           --         4,168     1,000         100
   Prepaid
   Expenses                              0         2,472         0           0
                                ----------   -----------   -------   ---------
               Total            22,562,682         6,640     1,000         100

Less: Liabilities               20,562,682             0         0           0
                                ----------   -----------   -------   ---------

Estimated Liquidation Value      2,000,000         6,640     1,000         100
                                ==========   ===========   =======   =========

Note 2-Investment In And Amounts Due To Sterling Forest LLC

The estimated liquidation value of the Debtor's investment in Sterling Forest LLC is based on the estimated value of approximately 3,200 acres of unimproved land owned by Sterling Forest LLC, less the outstanding first mortgage interest of $20,562,682. The estimated value ranges from $24,000,000 to the current estimated value of $22,562,682 which for conservatism has been used in the determination of liquidation value.

The Debtor's bankruptcy schedules include a liability to Sterling Forest LLC in the amount of $4,568. The accompanying analysis includes this amount as an allowed claim that is subordinate to the claims of General Unsecured Creditors.

Note 3 - Home Insurance

The Debtor carries its investment in its insurance subsidiary, Home Insurance, at a book value of ($729,354,726). The Debtor knows of no claims that may arise in connection with such negative balance in this account. The Debtor believes that any attempt in this Disclosure Statement to establish a liquidation value for its equity interest in Home Insurance would be more misleading than informative. As of January, 1998, the Debtor carried Home Insurance on its balance sheet at a book value of ($729,354,726) on a GAAP basis. Under the unique statutory accounting principles prescribed or permitted by the New Hampshire Insurance Department, Home Insurance has reported a special statutory surplus of $58.5 million as of year end 1997. The unique accounting the Department has permitted includes the booking of the full $1.3 billion Excess of Loss Reinsurance treaty as an asset, and the discounting of loss reserves. Without those special adjustments, Home Insurance would have a negative surplus. For reasons explained in detail in the Debtor's 1996 Form 10K (Exhibit D to this Disclosure Statement) at pages 10-16, 38-41, and 63-66, the high degree of uncertainty in the estimation of loss reserves would make speculative any representation of Home Insurance's value. The value of Home Insurance upon completion of the runoff of its assets may be more or less than the GAAP or special statutory amounts set forth herein.

Note 4 - Contingent Liabilities

Proposed Tax Assessment

The City of New York is currently examining the General Corporation Tax returns filed for the years 1993 through 1995 and the State of New York is examining the General Business Corporation Franchise Tax returns filed for the years 1992 through 1994. Preliminary assessments have been proposed and the Debtor disputes these assessments; however, to be conservative, an estimate based on the proposed assessments has been included by the Debtor in determining allowed claims to General Unsecured Creditors.

Liability On Guaranty

Until February 27, 1998, the Debtor was contingently liable for certain of lease obligations of its subsidiaries, Home Insurance and Home Group Financial Services, pursuant to a guaranty. On February 27, 1998, the beneficiary of the guaranty, GECC, entered into an agreement with Home Insurance and Home Group Financial Services pursuant to which the lease obligations, the guaranty, and all documents executed in connection therewith were terminated and discharged. GECC stated its intention to file a notice of withdrawal of its claim against the Debtor. Accordingly, the accompanying analysis does not include any provision for this claim.

Liability Under Title IV Of ERISA

The Debtor is a contributing sponsor of The Home Insurance Company Retirement Plan (the "Pension Plan"), a tax-qualified, defined benefit pension plan, which is covered by Title IV of ERISA (29 U.S.C. ss. 1301 et seq.). The Debtor is a member of Home Insurance's controlled group. All members of the controlled group are obligated to contribute to the Pension Plan at least the amounts necessary to satisfy ERISA's minimum funding standards, ERISA ss. 302; I.R.C. ss. 412. In addition, in the event of a termination of the Pension Plan, the Debtor and all members of the controlled group will be jointly and severally liable for the unfunded benefit liabilities, if any, of the Pension Plan. See 29 U.S.C. ss. 1362(a). As of December 31, 1997, the Pension Plan is estimated to be 80% funded on a "PBGC plan termination" basis. The fair market value of assets on that date was $140.8 million. The Pension Plan's benefit liabilities on a "PBGC termination" basis on that date was an estimated $176.2 million, as determined using interest rate (5.6% immediate), mortality (GAM83), and retirement age (weighted average equal to 56) assumptions required by the PBGC under Title IV of ERISA in calculating pension plan benefit liabilities in standard terminations. It is anticipated that a resolution will be reached to assure that unfunded benefits of the Pension Plan will be funded in accordance with the requirements of ERISA. Accordingly, the accompanying analysis does not include any provision for this claim.

Note 5-Judgments In Favor Of Debtor

Subject to further evaluation the Debtor has obtained various judgments in the principal amount of $78,956 that have been outstanding from dates that range from 1993 to 1995. Based on the age of these judgments, the Debtor is not estimating any recovery of these amounts.

Note 6-Avoidance Actions

Subject to further evaluation the Debtor does not believe that there are any preference recoveries or actions to avoid transfers or conveyances available to the Debtor.